SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: June 2001

                                    ABB Ltd
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of a Notification of Treasury Share Purchases dated June 7, 2001.

                                       ABB


7 June 2001

ABB Value Services
Switzerland:  +41 1 317 7266
Sweden:  +46 21 32 59 28
USA:  +1 203 750 77 43


NOTIFICATION OF TREASURY SHARE PURCHASES

Dear Sir/Madam,

In accordance with Swiss Exchange requirements, please be informed that we have today informed the Exchange that since June 1, 2001, the ABB Group holds 74,230,312 registered shares of ABB Ltd, corresponding to 6.19% of the total number of outstanding shares and votes of ABB Ltd.

As the 5% disclosure threshold in Swiss law has thus been exceeded, the Swiss Exchange as well as other Stock Exchanges where the shares of ABB Ltd are listed are hereby informed accordingly.

Sincerely yours,
/s/ Cheryl A. Sunderland
Cheryl A. Sunderland
Group Vice President
Head of Group Function Value Services

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ABB LTD


Date:    June 12, 2001           By:    /s/ RENATO FASSBIND
                                     ----------------------------------------
                                     Name:  Renato Fassbind
                                     Title: Executive Vice President and Chief
Financial Officer



                                 By:     /s/ HANS ENHORNING
                                     ----------------------------------------
                                     Name:  Hans Enhorning
                                     Title: Vice President and Assistant
                                             General Counsel